Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

Panel Name: A Conversation with Forge Global

Event: 2021 Virtual KBW Innovation in Finance Conference

Date: December 07, 2021

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Hey, good morning. Thanks for joining us today. This is – our panel topic is “A Conversation with Forge Global.” This is part of the second day of KBW's Innovation in Finance Conference. I'm Kyle Voigt, Managing Director in Equity Research. I cover global market structure firm along with online brokers and cryptocurrency platforms for KBW. And we're lucky to have Kelly here with us today. He's CEO of Forge Global. Yes, we really wanted to go in depth about Forge's business, some of the innovations that they're really driving forward in the private securities market. And first I am just going to give a brief overview of the business and then I'll pass it to Kelly to make some additional comments and give us some background about himself.

But for those who are new to the Forge story, the company operates global private securities market, so it connects investors, private companies, shareholders and employees. The company has facilitated over 10 billion in transaction volume on its platform since inception and is currently well north of $100 million of annual revenue run rate. In September, Forge also announced to combine with the Blythe Masters-led Motive Capital Corp, ticker MOTV, in a $2 billion SPAC transaction.

So let me pass it to Kelly and just let him give some more commentary about himself, his background, how he ended up in his current role and then we can dive into questions. Kelly?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Thank you. Thank you, Kyle. It's nice to meet, nice to be here. Really briefly I've been the CEO here for almost four years. And the thesis for Forge started at my previous company. My background has primarily been running infrastructure and fintech related businesses, primarily in the software space. And then I spent about four years at a venture capital firm and then came back and started running regulated businesses, but I just could recognize the need and the potential for private market infrastructure to really open the market up.

If you take a look at the last 10 or so years, companies are staying private now for close to 13 years, and they're worth close to $5 billion when they finally go public. And one of the things I like to say is if you look back at my first company as a CEO in the late 1990s, early 2000s companies were going public then at $500 million valuations and five or six years old. So there's about 2000 companies today in the world that would have been public 18, 19 years ago that are going to stay private for a lot longer. So there is just a tremendous opportunity here, really excited.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Great. And so let's, I guess, dive into some of those industry dynamics that you just mentioned, the value of private companies, the market cap of private unicorns continues to increase pretty dramatically, especially over the last 12 months. These private companies are also staying private for longer, as you mentioned. And this really seems to be the core of the kind of problem that Forge is trying to address. Can you just provide more details in a little bit more than you provided already on that trend in terms like how big is that kind of end market of those kind of total private market capitalization that you're trying to address? How's it grown? And how significant it is right now for liquidity in those private markets?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Yes. Well, let me start with a little bit of an anecdotal example. I was just at a conference a couple weeks ago in Portugal. And I was there with about 120 unicorn CEOs. It was a really phenomenal gathering. And I got to hear and have a dialogue with a ton of other global founders, who all had horror stories about what happens year 7, 8, 9, 10 and you've got employees, who have been there for a long time. They're wondering when the company is going public, they're interested in liquidity, you've got shareholders that have maybe been in the deal for eight, nine years and it can be a real nightmare because what starts to happen is investors, random brokers start hitting up the company. And next thing you know companies are getting ROFRs, they're getting people that want to get on their cap table, they don't know.

And so we saw and heard at that conference just tremendous validation that the market is at a point now where if a company is raising capital five, eight rounds of it and there starts to become a need for liquidity, there needs to be technology in an organized system for doing this. And that doesn't exist today outside of the kind of infrastructure that we're trying to build to do that. And it's more than a trading problem. It's a problem that's about efficient transfer, it's about data and having knowledge about disclosure of the company and what's traded before and what the world wants to buy and sell things for. So, price discovery, the systems for efficient trade and really an organized set of technologies that help facilitate that.

Now these 120 founders that I talked to really were trying to solve the same problems that I'm solving, and that many CEOs are solving, which is I need to retain my talent. And if I'm going to do that over a 12-year or 13-year journey, then the reality is that some form of organized liquidity is a requirement. And in fact, an employee and talent retention tool.

So, that's part of what we're seeing. The market is enormous. We've traded 400 names. And in the last 12 months, you've seen phenomenal IPOs. So, there has been 900 IPOs in the world in the last 12 months. And at the same time that that's happened, the unicorn class has moved in three years from 260 to 925. So, any anybody that says, oh, when companies start going public faster, then they'll be less unicorns. Nope. That's not happened. So happy to go deeper if you want.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Yes, I think that's a good overview. And I just wanted to play devil's advocate for a second there and kind of address that, right, because remember both the companies in the U.S., during this significant and growth of unicorns and private market capitalization that we saw post-financial crisis were essentially flat to down for a decade prior to 2020. But now for the first time we're seeing double digit growth. I think the NASDAQ listed companies are up, I think, 18% or around about there year-over-year of these listed companies in the public markets.

Part of that's driven by this fact trend, but just wanted to know looking ahead, do you think that what we saw in the last 12 months, does it change the viewpoint about the size of the market or the kind of the you solving some of these liquidity problems you are trying to address, companies just start going public a little bit earlier than they have over the past decade prior to the pandemic, or is this something that you just think is going to be a persistent kind of secular trend where you're going to have persistent demand for this stock market liquidity and that continue to grow?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

So let me unpack two things here, which may be connected right now, but it's the relationship between what, I think, the long-term trend is for companies staying private longer and the SPAC phenomenon that's happened in the last 12 to 15 months. First of all, there's no denying that there's tremendous amounts of capital around the world that is willing to come in and back late stage, very large private companies. That is not going away anytime soon. In fact, if you look at data, that's come out from Morgan Stanley and Oliver Wyman in the last couple of months, they are saying that there is going to be $13 trillion of AUM directed into private assets over the next five years. So, there's more capital coming into fund private companies.

And if you're a CEO, and you could raise a $100 million, $200 million privately, and run your business without having to disclose, and be public, and all the expense that goes with it, you're going to do that. And you're going to do that as long as you can until there's a really good reason to go public.

So, I think long-term, the capital that's coming into the private markets are going to continue to fund long-term, multi-decade potential private companies staying private longer. That to me is separate and apart from what we saw with the SPACs. Now, what the SPACs did is they came in and they said, oh, there is a tremendous interest in public investors getting into companies that aren't worth $5 billion that are worth $1 billion to $4 billion. Now, I think that model, that format is part of the dimensionalization of the IPO in and of itself.

I made comments in the press of you few weeks ago, about the IPO, as we know it is dead. I think there's a lot of bespoke ways now that companies want to go public, whether it's a direct listing, whether it's directed shares whether it's a SPAC. And I think SPACs have created an opportunity for companies that want to go out between $1 billion and $4 billion.

Now, the problem that we're recovering from now is kind of SPAC craziness, where a lot of these companies were not high-quality companies and they weren't ready to be public companies. And so, you're seeing some blowback. I made comments in the press Q2, hey, if you are not high quality, stay home, don't try and do a SPAC. And sure enough, raising a PIPE during this summer was incredibly difficult. I'm proud to say that our PIPE was oversubscribed because we didn't value the company at the same valuation given our performance. And so, we were successful there. But I think the SPAC trend will continue. But for high quality companies that have a reason to go out at valuations between $1 billion and $4 billion.

And I'll give you an example. Ours, we wanted to be the first private platform to be public. We saw it as a branding event, I have a management team that's incredibly confident and could pull it off and we were ready to do it. And we thought we could be a public stock that was a proxy for the private markets. We thought that that was a really interesting reason to go, but I do think that this is a long-term trend, but we are going to see SPACs. We're going to see continued direct listing expansion. You saw the change in the direct listing format. You can now raise capital on your balance sheet in the direct listing. So I think that these are all part of a trend of how companies will go public when they go.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

That's super helpful. I did want to turn to the kind of the private securities market structure. I cover some other companies that operate in liquid markets and a lot of those investors that are familiar with those companies are familiar with the market structure there, such as credit trading platforms, for example. And there have been a wide variety of trading protocols that have been successful depending on the specific security that's being traded, liquidity characteristics of that. And who's trading it as well.

But in this private securities market, I think there's even more unique challenges with liquidity and information asymmetries and other factors. So just wondering if you could talk about kind of nuances with this market structure, from a technical standpoint, you're matching those buyers and sellers and kind of which protocols are kind of taking off and what the future looks like there?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Yeah, boy, that's a big meaty question. Let me kind of take it on sort of today versus what we see going on in the future. Look, Forge, when I got here, in 2017 did $6 million of annual revenue. So between 2017 and 2021, we've gone from $6 million to in excess of $120 million this year and lots happened in that timeframe. One of the big trends that's structural is companies are now increasingly embracing the idea that they will deliver information as part of a liquidity program. When you start agreeing to provide information on a permission basis, then a secondary market starts to look like a primary market, starts to look like primary capital. It really does change the dynamic and it does change the underlying structure.

Three years ago, we were doing forward contracts. We were doing SPVs and some direct trades on through the cap table. Today, over 50% of our business is direct trades. We still do SPVs. That's a significant amount because it's convenient for a company. If there's trading going on to have a structured entity on their cap table and Forge has over a hundred of these in the world today on the cap tables of the biggest unicorns in the world. So trading can happen within those SPVs fairly fluidly and with knowledge and approval from the company.

And while forward contracts still exist as an interesting derivative of holding stock, it's really for the convenience of the CFO in between capital raises and marks that forward contracts are used. So I think that there are market structures that are evolving. I think where the market's going in the future is probably ultimately in some form of digitized security, that's trading on chain around the world. And we see that as part of the future of Forge. I think the point right now though is to build a large global network where counterparty complexity is solved with technology.

And I think the point that makes me sort of shiver, Kyle, that you bring up is because I know it and I've lived it firsthand, which is when we do a $200 million of trade in Spotify. And the counterparties look like employees on one side and hedge funds and family offices in Asia on the other side, that is a really tough trade to clear and settle quickly. And so our technology is got to have real workflow capabilities to identify who counterparties are and what their closing conditions are. And that's why this is a 10 year investment.

Anybody that's going to build infrastructure for the private markets today better be signing up for a 10 year software development effort of significant complexity around the world. And that's part of the reason we're going public too, because the kind of capital that we're going to raise to do that is a requirement, but I understand what you're saying. And if you look at the fixed income platforms, they figured out market structure, it's sort of like product market fit over the course of years.

But we now have a business that is transacting $1 billion a year and in a world where it’s $1 billion a week, we will start to see more and more standardization that that’s a requirement and the price will come down and the trade efficiency will go up exponentially. And we’re here to do that. I mean that’s the mission of Forge.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Great. It’s a good segue to kind of maybe you just provide an overview of just the main products and services that you have today, and you touched on kind of the matching or the transaction business, but how else is Forge making money and which products you see as the biggest opportunities for growth or to add additional services on. And I know you recently launched a Forge intelligence a market data platform. So maybe you could touch on that as well.

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Yeah. Let me start there, because I think that’s probably the biggest strategic innovation that we’ve been connected with in the last year at least and that is we’ve been asked for this product. The market’s been begging for this product for years. People want to know, what did the iOS look like on Airbnb? What was the very last trade of Airbnb? What were the block size trades of Airbnb? People wanted to know that we traded $400 million of Airbnb here, a half a billion of Palantir.

And the data that goes into informing how you buy something is super important. And so for us, we’re – we wanted to be in thought back in 2014, this is more than just a market place on a matching engine anybody can build one of those. So we’ve got three other components to the business. We’ve got a custodial business, which holds securities. So we wanted to have a regulated entity that if you bought something, you could hold it at Forge, you could in the future borrow against it. And our service offering there is essentially a portfolio custody offering where you pay us an annual fee.

And if you hold cash with us, we’ll generate yield from cash as well. So we make custody fees annually, and we generate cash yield. We’ve got about $14.5 billion in our custodial platform. We hold investments for 2 million investors and about $600 million depository cash. We also have something called Forge company solutions. We put this out earlier this year. This is software that’s like event management software for liquidity. So the company can run a liquidity program on our platform. They can permission access to a proprietary data room and then will update their cap table as trades happen.

And this really allows a company to control it. This is what I heard in Portugal, the CEOs and CFOs, once they get in their mind that they’re going to provide secondary liquidity or they’re going to allow it, then it’s just a matter of like having visibility over it. So we provide that as a service. And then Forge Intelligence is sold for about $24,000 a year. It’s primarily an institutional product now. So VCs and hedge funds and capital markets desks subscribe, and they get to see the full bid asks spectrum of everything that’s trading, or that wants to trade on Forge.

Those four pillars are the four services that Forge offers and the way that a network effect happens is as follows. If a company shows up or 40 employees show up and they want to trade, well, we’re going to go find the demand for that. And not only are we going to make fees on that auction in, but we’re going to bring that cash into our custodial platform. We’re going to charge custodial fees there. And once the trade happens, those marks are set. We’re monetizing those marks on the data product.

And you can borrow against those marks in the future. The company’s got visibility into this and see where the stock is trading, and they could use that information to then price their next primary round. So that basic concept is why we chose those four pillars. And those four services are all available today.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

That Forge Intelligence, just – it just sounds like it’s an extremely valuable data source. And you’re the largest kind of scale player in this market. When did that actually launch and like can you just even qualitatively talk about the growth and uptake you’ve seen?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Yeah, yeah, sure. It was officially available to buy on September 13 of this year, but we’d been beta testing it for almost a year with a dozen or so very well known large private buyers – institutional buyers. And we initially thought, now this is the Bloomberg for the private markets. Now we figured out that there’s some things about Bloomberg that people don’t like, and there’s some things that we needed to do that were unique to the private market.

So we have made adjustments and continue to do that. We have now got paying customers. And while we have more data than we think anybody else, there’s still a lot of data out there and it’s still pretty early in the market. So the product is fairly low cost relative to the value that it provides. But when people see the demo of it, they get really excited about it.

We’re going to start making it available more episodically to retail investors and potentially dimensionalize it further and obviously it’s a product that’s just at the market. So we’ve got a lot of tuning and product market fit feedback that we’re getting now. So it’s early, but everybody that sees it we get very positive reception from it. And I would say, invite anybody on this webinar to take a look at the demos. I think it’s fascinating. And as an investor myself, I’ve been wanting it and want to use it.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Could you just talk about where there’s the greatest friction points right now? In other words, like why isn’t every private company and every credit investor on your platform and just – what are you doing to kind of reduce those friction points and accelerate the kind of adoption and growth in the marketplace?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

So the whole plan here is about friction reduction, making it faster and easier for people to get in and out and to participate in the private market space. The big friction points are complexity of trade. And if somebody wants to get into an issuer that’s never traded before, and we are engaging with that company for the first time. There’s education. The CEO wants to know, hey, is this a bad thing? And the Board of Directors may have questions about it. I think part of the adoption is really with the company and the company’s acknowledgement that this is a talent war, they’re in a talent war.

And if you want to retain talent for 10 years, then this is a benefit and a program that you’re going to ultimately be faced with. And so one of the things that I say is that there is for every CEO that I’ve met, he knows 16 VCs, because he’s been backed or she’s been backed, and they are now trying to figure out their capital future. And I think primary and secondary liquidity on a platform like Forge is going to start to be an efficient solution for raising and providing secondary capital for late stage companies. And that education takes time. So there’s friction there. Once you get over that hump, then it becomes more a question of the technology itself and information. And you mentioned information asymmetry. I think what is really important to understand is once companies start trading on a platform like Forge, there is still a requirement for information to be had. And I think the other friction point is companies getting comfortable with disclosure.

And when I say disclosure, I don’t mean necessarily, hey, tell me about your secret IP plans to create the next-generation of self-driving cars. I’m talking about, what’s your two year forecast look like and how have you performed in the last 24 months? Basic financial disclosure, what you would deliver to a venture capitalist if you were raising around, you probably wouldn’t show the VC, your patent or your roadmap necessarily in detail for what you’re going to build over the next three years. But you would show a two year forecast and some level of historical financials.

So if I think about that the disclosure issue and the fundamental technology challenges to make this more efficient, those are the really big rough spots. And the more global you get, the more complex it gets. We’ve done trades all over the world in 70 countries. And jurisdictionally, if somebody shows up from Asia that wants to buy a U.S. Unicorn, we have to clear them in those jurisdictions. And so a platform like Forge to operate across the world has to not only be good at KYC and AML and all that stuff that’s part of the SEC, FINRA and our compliance here, but in that country where the investors coming from as well.

And that is another problem as the market goes global, because people in Asia and Europe, they want to be in these company. If you’re an investor in Revolut in Europe, you want to be an investor and chime in the U.S. And so if you’re in Germany and when we got to solve for that, we got to make sure that we can clear you through the necessary jurisdictional requirements to do it. And this is a big and complex regulatory problem, as much as it is anything else.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

We did just get a question from the audience that kind of ties in with this friction point, which is really – the question is, I think there’s a trend where private companies are not allowing secondary trading in their shares, i.e., companies are blocking transfers. Can Forge convince companies or how can Forge convince companies to work?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

I love that question. The funny thing is the apex of blocking transactions happened in 20 – about 2016. 2018 it started to way in a little bit, there were a few hangers on. I’m actually seeing a trend in the other direction. But between 2016 and 2018, a bunch of the law firms were working on transfer blocking and so a lot of these companies and investor agreements and transaction documents had very emerging restrictions on transfer of shares.

So I think that that trend I’m seeing actually go in the other direction. And I guess the second part of it is, it’s not about Forge necessarily convincing them. The most common conversation I have for whoever asked this question is when 30 employees show up from a company and then I or somebody from my company calls the CEO or the CFO and says, hey, just so you’re aware, you’ve got pent-up liquidity demand in your company, and you are going to start receiving ROFR from brokers potentially all around the world.

And that’s a nightmare and I’m not causing it. The fact that you’re private for 10 years is causing it and these people want to buy a house or send their kid to college. And so you’re going to need to deal with that. You don’t deal with that by changing your investment documents, you’re going to lose employees, or you’re going to have disgruntled employees when they figure out that they can’t sell their stock and their friend that works over at Impossible Foods can. That’s the real problem.

The employee is saying, I can’t do it because my boss is blocking me. And the Board of Directors is hostile towards the talent in a company. That’s the real – that’s the real game changer. We’re here to just say, if you’re going to do it, here’s how you do it, so you can control it. And by the way, 30 people showed up yesterday to sell it, and we have a $100 million of demand for it. Would you like to know the price for that? And then it’s like, okay, the CEO goes, yeah, sure. And by the way, the CEO himself is often one of the people that shows up to sell it. So there’s that.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Understood, great. I mean, I would love to turn to the competitive dynamics in the marketplace and talk about that a little bit. Many listening on this call are well aware of the Nasdaq Private Market that was recently split out into a JV with a number of dealers. I guess, can you talk a little bit about how you’re positioned relative to Nasdaq Private Market? I think Cardax and some others out there are trying to kind of solve some of these same issues that we’ve been talking about since the beginning of the call.

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

So I’ve had the luxury of being asked this question 100 times in the last six months because of this roadshow. So let me sort of break it down this way. We think about the competitors in really two categories, there are the marketplaces that are out there that are just pure private securities marketplaces. They’ve been up, they’ve been running for a while. They’re doing auction-based or market based pricing. Zanbato, EquityZen they’re smaller.

One of them is more retail, really down market, small ticket sizes, that’s EquityZen. Zanbato has tried to build this bank coalition and they’re trying to be institutional. We’re really in both of those businesses. So, we have a retail piece and an institutional piece of our transaction volume about 50% is individual shareholders, buyers and 50% is institutional. So, we’re just bigger than the other marketplaces. And we’ve got out more velocity and more capital, and we’re trying to scale it.

What NASDAQ represents is a different emergence of competitor. And this is a competitor that’s a well funded attempt to build an institutional broad-based infrastructure play. Now, today, they are primarily doing tender offers where the buyer is the company and the price is discounted. And I’m telling you that’s going away fast, because if you sell your stock in Airbnb, before you go public at 20% or 30% below what the market will bear, that’s a really bad day at work when you show up and a 100 employees are mad, because they just sold their company, their stock back to the company at a deep discount. And the guy across the desk from them sold it on Forge for 30 a share higher.

So if NASDAQ seize the market, part of seize the market, they want to be in it. But they have to be realistic about building a network of global investors. We have 400,000 investors on the platform in a tender offer world, which is essentially a 100% of NASDAQ’s business. There’s one buyer and it’s the company. So going out and building essentially a marketplace is not something you do with $50 million. The capital requirement is going to be enormous to do that. So there’s going to be more than one competitor in this space. We have data. We’ve built all this infrastructure out over essentially 20 business years, and we’re ready, and willing to execute against anybody that comes in the marketplace.

Carta has been talking about CartaX, I think five years, I was in there in 2017, talking to them about it. They still are primarily doing tender offers as well. I think the big trade this year with them was Carta on, Carta in January, which I think was possibly a tender offer as well. But look well, capitalized competitors are going to come and compete. And the world may need more than one of these, and we’re not convinced that we need to be the only, and sort of solitary last man standing. So, I think we’ll see competition over the course of years, but this is a long trend. This is a 10-year commitment. And we’re hopefully going to have a $0.5 billion on our balance sheet to go out, and build a global business from a pretty big lead that we have gotten now. But we’re humble about it. And NASDAQ is a big company with big intentions and we’ll compete.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Yeah. And just on that point of having that capital on the balance sheet and kind of staying on the competitive landscape/strategy M&A side of things, you acquired SharesPost in November of last year. Can you help us understand like what that got you strategically and then what other gaps that you might see that would allow you to connect gain more scale and kind of further differentiate yourself from the competitors that you just talked about?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

So, I was on their board in 2016. So, I knew the company pretty well. And there were some people in there that I thought were phenomenally talented people. And I was really convinced that I’m in a talent war too. I’m building a business and I want great talent. But they also had an occupied a part of the market that Forge before this was not really in, we were not heavily focused on individual investors. We were more focused on institutions and companies. And so they had built a business over 11, 12 years. That was and they had twice the number of customers. I mean, just straight up, they had individual customers. They did – they had smaller ticket sizes than us, for sure. And so we were covering more of the individual market with them.

They also had a great CTO, who’d built some really great tech and had a roadmap. And he had not built most of what he wanted to build. And we were capitalized to do that. And I really liked him and he was at Schwab and he was – he knew capital markets. And so we got a combination of a business with some really talented people. And one of the beliefs we have is that liquidity begets liquidity. When you’re doing $1 billion a year – going to $1 billion a quarter, people show up on Forge no matter where they think they can sell it. They’re going to go check Forge, because if you’re going to buy something or sell something, the chances are the people that have the most liquidity are going to have the most attractive ability to buy and sell it.

And so the combination really created a one plus one equals more than two kind of a scenario. And as I look forward, I believe that the industry will consolidate and I think it’s starting now. I think, you’re going to see people go, oh, wow, okay. If you don’t have a lot of money in a big balance sheet in a big scale business, you’re going to be small. There’s going to be some real big players out there. So we do see some consolidation emerging.

I’m also interested in companies and businesses that complement the other pillars that we’re in. We’re not looking to get into anything new. We’ve already set our mission out there as this four pillar. So I’m interested in data businesses. I’m interested in custodial businesses, and I’m interested in company-based software solutions that help make efficient liquidity happen. And these are part of our core strategy. So we’ll continue to look opportunistically at new things. That’s part of the reason we went public too. I wanted that public currency because the valuations in the marketplace in case everyone haven't noticed are quite high. And so if you’re going to do any kind of inorganic growth, you’ve got to have capital to do it.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Yes. Makes some complete sense. I just turn to kind of what the future holds for Forge and the marketplace. One of the common themes that we’ve seen in other markets, other illiquid markets, as they start to become more liquid kind of turnover or the velocity of trade in those markets will kind of naturally increase. Is that something that you think is going to be a trend in the private securities market? And how early are we in that trend? I’m assuming very early.

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

We’re crazy early. There’s a deck in the investor presentation that remember their page that I just slide right over. But it essentially shows that of the 400 companies we’ve traded in. We’re trading less than 1% of their cap tables, like less than half of a percent. In the public market world, you’re trading over a 100% of a cap table in a single year. It turns over like 125%. So there’s tremendous headroom. I mean, if you just think about trading for 5% of a cap table annually that’s 10x of where we are now. So this is a massive market. There’s $3 trillion in the top 2,000 private companies, I’m sorry, in the top 900. There’s $3 trillion. And there’s probably at least another $1 trillion in the next 1,000 companies.

So if you just think about the turnover of 5% of that a year, it’s a big market, and it’s not crazy to think about 5% turnover, because if you think about a liquidity program, lasting five years and a company’s in year nine of its existence, and they’re going to allow 5% turnover each year of their employees holdings, well, if that’s 20% or 30% of the cap table, you can do the math, it’s a massive business.

So yeah, we see the 0.2% of turnover we see today going to 2% and above and yeah. So, you’re going to see a lot of people coming into the market because it’s big. That's why you've got capital markets desks at Goldman and JPMorgan now. And they're manned by people who are former Forge employees, and that's good. But yeah, we're going to see that trend continue.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

I want to go, back to something you said in the prior question, which was this the idea of liquidity begets liquidity, do you see room for multiple kind of private securities platforms to, to grow from here? Or is this really a liquidity begets liquidity type of market where it's a winner takes all, or at least a winner takes most type of market? Due to the kind of scale benefits that these platforms can provide?

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Yeah. I think it's definitely a big enough market, where you will likely see not a winner take all. I just, I just think it's, it's too big and there's too much money coming at it now. Now I think, like I said, before I expect consolidation. And I do think there's going to probably be like, there are in a lot of, of the big, interesting markets out there, two or three core players. I think, that's what we'll end up seeing. And I don't know who they are. I think the market is still trying to figure out and people are still trying to figure out what it takes to do it, but here's what I do know. And this is my point before, once you start doing the kind of volumes that we are seeing, then people are going to check, even if you've got some strategic relationship with this bank or that exchange, you're going to go where the liquidity is.

And I'm going to tell you right now, when the announcement of NASDAQ private markets happened, and they said, Oh, we've got these four or five domestic banks that are going to be our partner. I guarantee you, that every one of those banks has a client that's traded on Forge after that announcement, because if they're going to sell their stock, they're going to go where they can sell it. They're going to go where liquidity is, and they're going to tell their friends, I sold it on Forge. It was a great experience. You should go there, irrespective of their managed AUM and their, who their wealth advisor is and what stock market they like, they're going to go where they can buy and sell their stock. And I think whoever can create that. And that network effect is going to be one of the winners. And right now, people are pretty small and tender offers don't really count. Because that's, that's not market based pricing. That's not real auction. Yeah.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Yeah. And we we've seen in other markets too, the network effects can be quite powerful. So especially no liquid markets. So it makes, makes complete sense.

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Well we're looking at, we looked at market access, we looked at some of the fixed income platforms, like Tradeweb. And we were like, Hey, Trumid, we see what's going on there. That's part of the thesis, that motive got behind when they saw us, they saw Forge as part of a broad trend that's coming to the private market. So it's super exciting. And I would say, I would encourage everybody on this call to look at it, get into it, invest in it. And there's not going to be one winner. I'd love the support of people on this call. But, we're heads down and we're going to go out and try and deliver for people to participate. And we're going to be the people that, that try and make it, more efficient and have less cost. And I'm afraid, I've got a super hard stop at 9.40 on a call. I got to jump on.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Oh, well I think that's a great place to end it. And I appreciate you taking the time with us today and looking forward to speaking with you in the future.

<<Kelly Rodriques, Chief Executive Officer, Forge Global>>

Thank you, Kyle. And thanks everybody.

<<Kyle Voigt, Analyst, Keefe, Bruyette & Woods, Inc.>>

Thanks a lot. Thanks Kelly.

About Forge

Forge Global is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets helps provide additional transparency, access and solutions that companies, as well as institutional and accredited investors need to confidently navigate and efficiently transact in the private markets. Securities-related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge Global, Inc. Forge Securities is a registered Broker Dealer and Member FINRA/SIPC and alternative trading system.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“Motive Capital”) and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, which is not yet effective, containing a preliminary proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this material is not incorporated by reference into, and is not a part of, this material.

Participants in the Solicitation

Motive Capital and Forge Global, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this material under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, as it may be amended and supplemented, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Stockholders and other investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This material includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this material. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this material. Accordingly, undue reliance should not be placed upon the forward-looking statements.